UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        Reshoot Production Company
            --------------------------------------------------
            (Exact Name of Issuer as Specified in its Charter)

                              COMMON STOCK
                   ------------------------------
                   (Title of Class of Securities)

                               761138 205
                         ---------------------
                             (CUSIP Number)

                           Lawrence Biggs
                    703 Pier Avenue, Number B382
                      Hermosa Beach, CA 90254
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                            August 25, 2011
       ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 761138 205
          -----------
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Lawrence Biggs
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                 7     SOLE VOTING POWER

NUMBER                 NUMBER OF SHARES         3,500,000
OF               --------------------------------------------------------
SHARES           8     SHARED VOTING POWER
BENEFICIALLY
OWBED                  N/A
                --------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       3,500,000
                ---------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       N/A
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,500,000 shares of common stock, par value $0.001
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [  ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
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14    TYPE OF REPORTING PERSON*

      IN
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                                      -2-

Item 1.  Security and Issuer.

The class of securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of Reshoot Production Company, a Nevada corporation. The address of the principal executive offices of the Company is:

4370 La Jolla Village Drive, Suite 400
San Diego CA 92122


Item 2.  Identity and Background

(a)  Lawrence Biggs

(b)  703 Pier Avenue, Number B382, Hermosa Beach, CA 90254

(c)  Private Investor

(d)  No Convictions

(e)  No Proceedings

(f)  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration.

The shares were purchased by Lawrence Biggs in a private transaction for $3,500.00. Lawrence Biggs used personal funds to make said purchase.


Item 4.  Purpose of Transaction.

The shares were acquired by Lawrence Biggs for investment purposes. Lawrence Biggs reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.


Item 5.  Interest in Securities of the Issuer

Purchase of 3,500,000 Common shares by Lawrence Biggs has the sole voting and dispositive power with respect to the 3,500,000 owned by this individual.



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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any other person(s) with regards to this individual ownership.


Item 7.  Material to be Filed as Exhibits.

None.



                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: September 21, 2011

                                       By: /s/ Lawrence Biggs
                                       ----------------------
                                       Name:   Lawrence Biggs


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